RECEIVED
2007 MAR 20 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

07021953

BY COURIER

No/Date ΓΔ1:116 / 13-3-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

dlw 3/20

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Following the addition of two members of BoD elected as representatives of employees and the appointment of Mr. N. Chatziargyriou, Vice Chairman of the BoD, as executive member, the Board of Directors of PPC S.A. at its meeting held on March 13, 2007, constituted itself into a body, as follows:

1. Panagiotis (Takis) Athanasopoulos, (Chairman BoD / CEO - executive member)
2. Nikolaos Chatziargyriou, (Vice Chairman BoD - executive member)
3. Ioannis Giannidis (independent -non executive member)
4. Charalambos David (independent -non executive member)
5. Michael Cortessis (independent -non executive member)
6. Evaggelos Magirou (independent -non executive member)
7. George Marinidis (representative of employees – non executive member)
8. George Mergos (independent non executive member)
9. Constantine Michalos (independent -non executive member)
10. Ioannis Panagopoulos (representative of Economic and Social Committee- independent - non executive member)
11. Ioannis Tsarouchas (representative of employees – non executive member)

The members are elected for a term which expires on 8 January 2010, apart from the term of office of the Chairman BoD / CEO Mr. Panagiotis Athanasopoulos which expires on 30 January 2010 and the tern of office of the representatives of employees which expires on 25 February 2010

Athens, 13 March 2007

END